November 13, 2008
Via EDGAR and Federal Express
Song Brandon, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
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Re:	ImClone Systems Incorporated
Amended Schedule TO-T filed November 13, 2008
Filed by Alaska Acquisition Corporation and
Eli Lilly and Company
SEC File No. 5-42743
Dear Ms. Brandon:
     Alaska Acquisition Corporation (the “Purchaser”) and Eli Lilly and Company (“Lilly”) have filed today via EDGAR Amendment No. 4 (the “Amendment”) to the above-referenced Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”). We have enclosed three courtesy copies of the Amendment for your review.
     On behalf of Purchaser and Lilly, we are responding to your comment letter dated October 29, 2008 with respect to the Schedule TO. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO. For your convenience, the comment of the staff (the “Staff”) of the Securities and Exchange Commission is reproduced below in bold type and is followed by the Purchaser’s and Lilly’s response.
Schedule TO-T/A
Exhibit (a)(1)(A): Offer to Purchase
Section 10. Source and Amount of Funds, page 28
1.	We note your response to comment 4 and reissue the comment. Item 1007(d) of Regulation M-A requires disclosure of the material terms of any borrowings to be obtained in connection with the offer transaction. Therefore, please revise to disclose the material terms of any loans that you may obtain to pay for the offer

Song Brandon, Esq.
November 13, 2008

consideration, including the commercial paper in the ordinary course to be issued by Eli Lilly, the unused portion of your existing line of credit with committed bank facilities, and your financial arrangements with UBS Loan Finance LLC and Deutsche Bank AG Cayman Islands. Additionally, please file any agreements that you have entered into or will enter into in connection with the issuance of commercial paper, commitment letters or credit facility agreements as required by Item 1016(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Purchaser and Lilly have revised the disclosure to include further detail with respect to the commercial paper that Lilly anticipates issuing in connection with the Offer. Please see paragraphs (1) and (3) of the Amendment under the heading “Amendments to the Offer to Purchase”.

In addition, the Purchaser and Lilly confirm that Lilly does not currently expect to borrow any funds in connection with the Offer pursuant to the alternative financing arrangements described in the Offer to Purchase. However, if the Purchaser or Lilly actually borrow, or in the future expect to borrow, any funds in connection with the Offer pursuant to such alternative arrangements, the Purchaser and Lilly will revise the disclosure and amend the Schedule TO to describe the material terms of such arrangements and file any agreements entered into in connection with such arrangements in accordance with Item 1016(b) of Regulation M-A.
     With respect to Purchaser’s and Lilly’s response to the foregoing comment, the Purchaser’s and Lilly’s revisions to the Schedule TO and the Offer to Purchase should not be deemed to constitute an admission that any of the information included in the Schedule TO or the Offer to Purchase in response to such comment is material.
* * * * *

Song Brandon, Esq.
November 13, 2008

     If you have any questions regarding the foregoing response or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 906-1770 or Eli G. Hunt at (212) 906-1354.

Sincerely,
/s/ M. Adel Aslani-Far
M. Adel Aslani-Far
of LATHAM & WATKINS LLP

Enclosures

cc:	Robert A. Armitage
G. William Miller
Eli G. Hunt